SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sino Gas International Holdings, Inc.
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
25659R 10 1
(CUSIP Number)
Xianling Zong Sino Fortress Group Limited Room 803, Olympia Plaza, 255 Lomg’s Road North Point, Hong Kong China 852-28226201

with copies to:

Steven W. Schuster, Esq.

McLaughlin & Stern, LLP

260 Madison Avenue

New York, New York 10016

212-448-1100

Wei Ding

Guo & Partners
6/F, PICC Building, No.17, Chao Yang Men Bei Da Jie,
Dong Cheng District, Beijing, 100010, P.R.C.
86-10-58151199

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 31, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25659R 10 1	13D	Page 2 of 11 Pages

1.		NAME OF REPORTING PERSON Sino Fortress Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ¨
6.		CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 13,000,302 shares(1)
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 13,000,302 shares(1)
	10.	SHARED DISPOSITIVE POWER 0 shares
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,000,302 shares
12.		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.02% (2)
14.		TYPE OF REPORTING PERSON CO

(1)	Includes 9,262,889 shares of the Issuer’s common stock issuable upon conversion of the notes and 3,737,413 shares of the Issuer’s common stock issuable upon exercise of the warrants as described below, which notes and warrants are registered in the name of Sino Fortress Group Limited.

(2)	Calculated based on based upon 31,793,698 outstanding shares of common stock as of June 30, 2012 and 44,794,000 shares outstanding on an adjusted basis to give effect of conversion of the notes and exercise of the warrants.

CUSIP No. 25659R 10 1	13D	Page 3 of 11 Pages

1.		NAME OF REPORTING PERSON Xianling Zong
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ¨
6.		CITIZENSHIP OR PLACE OF ORGANIZATION: P.R.China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 13,000,302 shares(1)
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 13,000,302 shares(1)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,000,302 shares
12.		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.02% (2)
14.		TYPE OF REPORTING PERSON IN

(1)	Includes 9,262,889 shares of the Issuer’s common stock issuable upon conversion of the notes and 3,737,413 shares of the Issuer’s common stock issuable upon exercise of the warrants as described below, which notes and warrants are registered in the name of Sino Fortress Group Limited. Mr. Zong is the sole shareholder and director of Sino Fortress Group Limited.

(2)	Calculated based on based upon 31,793,698 outstanding shares of common stock as of June 30, 2012 and 44,794,000 shares outstanding on an adjusted basis to give effect of conversion of the notes and exercise of the warrants.

Item 1.  Security and Issuer

This Statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $.001 per share, of Sino Gas International Holdings, Inc., a British Virgin Islands corporation (the “Issuer”).  The address of the Issuer’s principal office is No. 18 Zhong Guan Cun Dong St., Haidian District, Beijing, People’s Republic of China, 100083.

Item 2. Identity and Background.

(a) This Schedule 13D is filed by Sino Fortress Group Limited, a company organized and existing under the laws of the British Virgin Islands (“Sino Fortress”), and Mr. Xianling Zong, a natural person. Mr. Zong is the sole shareholder and director of Sino Fortress. Mr. Zong and Sino Fortress are collectively referred to as the “Reporting Persons” and each as a “Reporting Person.”

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

(b) Mr. Zong’s address is 6/F, Yayunxuan Shishabeisanjie, Futian District, Shenzhen, China 518048. The principal business address of Sino Fortress is Room 803, Olympia Plaza, 255 King’s Road, North Point, Hong Kong, China.

(c) Mr. Zong’s principal occupation is a director of Sino Fortress.

(d) Neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) During the last five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Zong is a citizen of P.R.China.

Item 3. Source and Amount of Funds or Other Consideration.

On October 30, 2012, Sino Fortress purchased the Issuer’s (i) 8% senior secured convertible notes, in the principal amount of $5,050,007, with a conversion price of $0.62 per share to purchase an aggregate of 8,145,173 shares of the Issuer’s common stock, due on November 29, 2012 (the “November 29 Notes”); (ii) warrants to purchase an aggregate of 3,290,326 shares of the Issuer’s common stock, which will expire on November 29, 2012 (the “November 29 Warrants”); (3) 8% senior secured convertible note, in the principal amount of $692,984 with a conversion price of $0.62 per share to purchase an aggregate of 1,117,716 shares of the Issuer’s common stock, due on December 22, 2012 ( the “December 22 Notes”, collectively with the November 29 Notes, the “Notes”) and; (4) warrants to purchase an aggregate of 447,087 shares of the Issuer’s common stock, which will expire on December 22, 2012 (the “December 22 Warrants”, collectively with “November 29 Warrants”, the “Warrants”) from certain holders of the Notes and Warrants, for an aggregate cash purchase price of $5,742,991. The purchase price was funded from Sino Fortress’ working capital.

Item 4. Purpose of the Transaction.

The Reporting Persons acquired the Notes and Warrants for investment purposes. The Reporting Persons have no specific plan or purpose which relates to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, although Reporting Persons may from time to time make additional purchases of the Issuer’s common stock and/or other securities, or dispose of all or some of the Issuer’s securities presently owned by them.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, Mr. Zong, through his control of Sino Fortress, is the beneficial owner of 13,000,302 shares of common stock, representing 29.02% of the Issuer’s outstanding common stock, on an adjusted basis to give effect of conversion of the Notes and exercise of the Warrants.  The foregoing number of shares of common stock is calculated based on 9,262,889 shares of the Issuer’s common stock issuable upon conversion of the Notes and 3,737,413 shares of the Issuer’s common stock issuable upon exercise of the Warrants as described above. The percentage is based upon the disclosure in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 that there were 31,793,698 outstanding shares of common stock as of June 30, 2012. As of June 30, 2012, there were 44,794,000 shares outstanding on an adjusted basis to give effect of conversion of the Notes and exercise of the Warrants.

The Notes bear interest at the rate of 8% per annum, which interest has been payable quarterly commencing January 1, 2010. The Notes are secured by 100 percent of the common stock of Gas Investment China Co. Ltd., a wholly–owned subsidiary of the Issuer pursuant to a pledge agreement and a guaranty by Yuchuan Liu, the founder of the Issuer. The Notes are convertible into common stock of the Issuer at a conversion price of $0.62 per share. The November 29 Notes are due on November 29, 2012. The December 22 Notes are due on December 22, 2012.

The Warrants are execrable at a strike price of $0.744 per share of common stock. The November 29 Warrants to purchase an aggregate of 3,290,326 shares of the Issuer’s common stock will expire on November 29, 2012. The December 22 Warrants to purchase an aggregate of 447,087 shares of the Issuer’s common stock will expire on December 22, 2012.

(b) The Reporting Persons have the sole power to vote and sole power to dispose of the securities to which this Schedule 13D relates.

(c) Other than as reported in this Schedule 13D, the Reporting Persons have not effected any transactions in the Issuer’s shares of common stock within the past sixty days.

(d) and (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Items 3, 4 and 5 with respect to any contract, arrangement, understanding or relationship described therein is hereby incorporated herein by reference.

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

Exhibit 7.01	Joint Filing Agreement, dated November 8, 2012*

Exhibit 7.02	Form of 8% Senior Secured Convertible Promissory Notes*

Exhibit 7.03	Form of Common Stock Purchase Warrants *

Exhibit 7.04	Form of Assignment Agreement dated October 31, 2012*

* Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2012

By:	/s/ Xianling Zong
Name:	Xianling Zong

Sino Fortress Group Limited

By:	/s/ Xianling Zong
Name:	Xianling Zong
Title:	Director

EXHIBITS

Exhibit	Description

Exhibit 7.01	Joint Filing Agreement, dated November 8, 2012*

Exhibit 7.02	Form of 8% Senior Secured Convertible Promissory Notes*

Exhibit 7.03	Form of Common Stock Purchase Warrants *

Exhibit 7.04	Form of Assignment Agreement dated October 31, 2012*

* Filed herewith